Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

The Contract and Certificate are hereby endorsed as follows:


     The following provision will replace the Estate Conservation Option (ECO) and the Systematic Withdrawal Option (SWO) provsions found in the Contract.

          Systematic Distribution Options

          Without further amendment of this Contract, Aetna may, from time to time, establish and make available for election by the Patricipant, one or more Individual Account systematic distribution options (SDO). When an SDO election is in effect as to any Individual Account, automatic withdrawals will be made from the Individual Account. No Surrender Fees apply to such automatic withdrawals made under an SDO. A Market Value Adjustment may apply depending on the terms of the SDO.

     Any SDO offered by Aetna will be subject to the following criteria:

     (a) any SDO established by Aetna will be made available among similarly situated contracts uniformly and on the basis of objective criteria consistently applied;

     (b) the availability of any SDO may be limited by terms and conditions applicable to the election of such SDO; and

     (c) Aetna may discontinue the availability of an SDO at any time. Except to the extent required in order to comply with the applicable law, any such discontinuance shall not apply to any Individual Accounts as to which an election under such SDO is in effect at the time of such SDO's discontinuance.


Endorsed and made a part of the Contract and Certificate on the date, after any required state approval, as of which it is issued by Aetna.


                                                  /s/ Daniel P. Kearney


                                                  President
                                                  Aetna Life Insurance and
                                                  Annuity Company
ENYSTSD097